EXHIBIT 99.02

To announce the record date for dividend distribution

Date of events: 2017/06/23

Contents:

1.Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company:2017/06/23

2.Type of ex-rights or ex-dividend (please enter: “Ex-rights”, ”Ex-dividend”, or ”Ex-rights and dividend”):Ex-dividend

3.Type and monetary amount of dividend distribution:To be distributed with cash dividend of NT$4.9419 per share

4.Ex-rights (ex-dividend) trading date:2017/07/21

5.Last date before book closure:2017/07/24

6.Book closure starting date:2017/07/25

7.Book closure ending date:2017/07/29

8.Ex-rights (ex-dividend) record date:2017/07/29

9.Any other matters that need to be specified:Cash dividend is expected to be distributed on August 25, 2017.